

Mail Stop 3720

October 27, 2008

Ronald D. Black
Chief Executive Officer
Wavecom S.A.
3, esplanade du Foncet
92442 Issy-les-Moulineaux Cedex - France

> **Re:** **Wavecom S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed April 8, 2008**
> **File No. 0-300078**

Dear Mr. Black:

We have reviewed your filing and have the following comment. Please provide us with the requested information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated statements of cash flows, page F-6

1.  Please refer to the line item, "Acquisition of marketable securities, net." Tell us why it is appropriate to present the marketable securities as a cash flow from operating activities instead of investing activities. We note your disclosures of these securities on pages F-8 and F-10. Refer to your basis in the accounting literature.

\* \* \* \*

As appropriate, please respond to the comment within 10 business days or tell us when you will provide us with a response. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding the above comment.  Please contact Jay Knight, Attorney-Advisor, at (202) 551-3370 or me at (202) 551-3810 with any other questions.

Sincerely,


Larry Spirgel
Assistant Director